

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 31, 2010

Mr. John O. Muse
Executive Vice President, Administration and Finance
(Principal Financial Officer)
Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, TX 75038

> **Re:** **Darling International Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 3, 2010**
> **Response letter dated March 3, 2010**
> **File No. 1-13323**

Dear Mr. Muse:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2010

Financial Statements

Note 18 – Business Segments, page 86

1.   We note your response to comment 1 in our letter dated February 5, 2010, and are unable to agree with your conclusions. Please disclose total revenues for each period discussed, by product, for each of your three primary products: MBM, BFT and YG. It is our view that such disclosure is required in your footnotes under ASC Topic 280-10-50-40. Additionally, we suggest that you consider adding related additional disclosure to your management's discussion and analysis. We will not object to your complying with this comment on a prospective basis beginning with your Form 10-Q for the first quarter of 2010.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3761 if you have any other questions.

Sincerely,

Chris White
Branch Chief